Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 1, 2024

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 1, 2024 (the “Registration Statement”). The Registration Statement relates to the FT Vest U.S. Equity Quarterly Dynamic Buffer ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – General

The Staff notes the term “dynamic” used in the following disclosure set forth on the cover page:

The Fund is designed to participate in the positive price returns (before fees and expenses) of the SPDR S&P 500 ETF Trust (“SPY” or the “Underlying ETF”) up to a predetermined upside cap while seeking to provide a dynamic buffer of either 5.0% or 7.5% (before fees and expenses) against Underlying ETF losses over an approximate period of three months (the “Target Outcome Period”).

The addition of the word dynamic may confuse the statement that the buffer will either be 5% or 7.5%. Please revise to better explain the meaning of dynamic or consider deleting the reference.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below and the prospectus has been revised accordingly.

The Fund is designed to participate in the positive price returns (before fees and expenses) of the SPDR S&P 500 ETF Trust (“SPY” or the “Underlying ETF”) up to a predetermined upside cap while seeking to provide a dynamic buffer of either 5.0% or 7.5% (before fees and expenses) against Underlying ETF losses over an approximate period of three months (the “Target Outcome Period”). The Fund’s “dynamic buffer” means that for each successive Target Outcome Period, the Fund may provide a buffer of either 5.0% or 7.5%, depending on market conditions at the start of the Target Outcome Period, as described below. (emphasis added)

Comment 3 – General

The Staff notes the following disclosure set forth on the cover page:

At the end of the Target Outcome Period, the Fund will reset for a new Target Outcome Period tied to the Underlying ETF, but the cap and buffer are expected to change based on market rates as of the start of the new Target Outcome Period.

Since there are only two buffer options, the buffer may not change from period to period. Please revise as necessary here and throughout the prospectus.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below and the prospectus has been revised accordingly.

At the end of the Target Outcome Period, the Fund will reset for a new Target Outcome Period tied to the Underlying ETF, and the cap is expected to change based on market rates as of the start of the new Target Outcome Period. Upon such reset, the buffer may also change as described below.

Comment 4 – General

The Staff notes the following disclosure set forth on the cover page:

The Fund generally seeks to provide a buffer (before fees and expenses) against the first 7.5% of Underlying ETF losses (depending on market conditions) while setting a predetermined upside cap of at least 3.5%.

With respect to the word “generally,” if there are circumstances in which the Fund will not seek to provide a 7.5% buffer while providing a cap of at least 3.5%, please disclose this in the prospectus. Otherwise please delete “generally” from the disclosure. In this regard, the Staff notes that the body of the prospectus states that “the Fund seeks to provide the maximum available buffer against the first 7.5% of underlying ETF losses.” Please also revise as necessary.

Response to Comment 4

Pursuant to the Staff’s comment, the word “generally” has been deleted from the referenced disclosure and all similar disclosures have been revised accordingly.

Comment 5 – General

The Staff notes the following disclosure set forth on the cover page:

If the Fund is not able to set a buffer against the first 7.5% of Underlying ETF losses while setting a cap of at least 3.5%, then it would seek to reduce the buffer to the first 5.0% of Underlying ETF losses and take the maximum available cap.

Please clarify this statement here, under summary of scenarios and elsewhere as necessary. If the maximum available cap may be less than 3.5%, please state this explicitly in the disclosure. Please also confirm whether this statement means that if the cap of at least 3.5% is not possible, the Fund would take a 5% buffer even if a 7.5% buffer is available at equivalent or nearly equivalent cap levels.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below and the prospectus has been revised accordingly.

If the Fund is not able to set a buffer against the first 7.5% of Underlying ETF losses while setting a cap of at least 3.5%, then it would seek to reduce the buffer to the first 5.0% of Underlying ETF losses and take the maximum available cap, which may be less than 3.5%. If a cap of at least 3.5% is not possible, the Fund would take a 5% buffer, even if a 7.5% buffer is available at equivalent or nearly equivalent caps.

Comment 6 – General

The Staff notes the following disclosure set forth on the cover page:

The possible expected range of the buffer for future Target Outcome Periods is between 5.0% and 7.5%.

There is no range for the buffer. Please revise each statement that suggests a range for the buffer.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly here and throughout the prospectus.

Comment 7 – General

The Staff notes the disclosure “including income remaining to be distributed” set forth on the cover page. The Fund does not seek to distribute income. Please delete this disclosure or revise accordingly.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 8 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 8

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

For example, the Fund may seek an investment objective with a predetermined upside cap of 3.0% and a buffer against 5.0% of Underlying ETF losses.

This is not a statement of the Fund’s investment objective. Please consider replacing with “seek to provide” or similar language.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 10 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If the Fund can set the buffer against the first 7.5% of Underlying ETF losses while setting a cap of at least 3.5%, it will seek to provide a buffer of 7.5% and take the maximum available cap.

Since this is the Fund’s first goal with respect to the buffer and cap, please move this bullet so that it appears first in the list of bullets.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 11 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If the Underlying ETF decreases over the Target Outcome Period, the combination of FLEX Options held by the Fund seeks to provide protection up to the predetermined buffer against Underlying ETF losses, prior to taking into account the Fund’s fees and expenses.

Please see the last sentence of the prior bullet point and consider adding relevant information on the current buffer.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 12 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In order to provide the minimum cap, the Fund seeks to sell call FLEX Options on the first day of the Target Outcome Period. As the seller of these FLEX Options, the Fund anticipates receiving premium from the buyer of those FLEX Options. The portfolio managers calculate the amount of premiums received by the Fund on the call options sold and purchases and sells a series of call and put options to provide the deepest buffer possible such that the net amount of premiums paid per unit of the Underlying ETF is approximately equal to the price per unit of the shares of the Underlying ETF. The limit on the buffer is the strike price of sold put FLEX Options.

Please revise this disclosure as necessary to reflect that the cap may be the maximum available, even if it is less than 3.5%, and that the buffer will either be 5% or 7.5% rather than the deepest possible buffer or supplementally explain why no changes are necessary.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

In order to provide the minimum cap of at least 3.5%, the Fund seeks to sell call FLEX Options on the first day of the Target Outcome Period. As the seller of these FLEX Options, the Fund anticipates receiving premium from the buyer of those FLEX Options. The portfolio managers calculate the amount of premiums received by the Fund on the call options sold and purchases and sells a series of call and put options to provide ~~the deepest buffer possible~~ a buffer of 7.5% such that the net amount of premiums paid per unit of the Underlying ETF is approximately equal to the price per unit of the shares of the Underlying ETF. The limit on the buffer is the strike price of sold put FLEX Options. If the Fund is not able to set a buffer against the first 7.5% of Underlying ETF losses while setting a cap of at least 3.5%, as described above, then it would seek to reduce the buffer to the first 5.0% of Underlying ETF losses and take the maximum available cap (which may be less than 3.5%), using the same combination of FLEX Options described above. (emphasis added)

Comment 13 – Principal Investment Strategies

The Staff notes Scenario 1 set forth in the section entitled “Principal Investment Strategies—Summary of Scenarios.” Since scenario 1 is the default, if scenario 2 is not available, please move scenario 2 before scenario 1.

Please also supplementally provide the bar chart and line graph.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

A completed bar chart and line graph have been attached hereto as Exhibit B.

Comment 14 – Principal Investment Strategies

The Staff notes the first sentence of Item 2 set forth in the section entitled “Principal Investment Strategies—Subsequent Target Outcome Periods.” Please revise “cap” to “cap and buffer.”

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Principal Risks

The Staff notes the second sentence of Buffer Change Risk set forth in the section entitled “Principal Risks.” Please specify that the buffer may be 5.0% or 7.5% for the Target Outcome Period.

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 16 – Principal Risks

The Staff notes the fourth sentence of Buffer Change Risk set forth in the section entitled “Principal Risks.” Please delete “[t]he possible expected range of the buffer for future Target Outcome Periods is between 5.0% and 7.5%,” from the disclosure.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 17 – Principal Risks

The Staff notes the last sentence of Buffered Loss Risk set forth in the section entitled “Principal Risks.” Here and in the statutory risk factors, please consider whether this disclosure should be moved to Capped Upside Risk.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 18 – Performance

Please supplementally provide the broad-based equity market index the Fund intends to use.

Response to Comment 18

The Fund intends to use the S&P 500 Index as its broad-based equity market index.

Comment 19 – Other Information

The Staff notes the disclosures set forth in the section “Other Information—Continuous Offering.” Please disclose the purpose(s) of these purchases and sales.

Response to Comment 19

In response to the Staff’s comment, the Registrant notes that the referenced disclosure is generally referring to purchases and sales of the Fund’s shares (including in the secondary market) by other investment companies in the First Trust complex (i.e., affiliated fund-of-funds structures).

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271

Exhibit B

Summary of Scenarios

•	The buffers and caps for each scenario in the graph above are for illustrative purposes only and the actual caps may be different for each outcome period.
•	In the graph above, the dotted line represents the Underlying ETF’s performance, and the green and orange lines represent the hypothetical return profile (before fees and expenses) sought by the Fund in relation to the Underlying ETF’s price return performance.
•	Each scenario illustrates a defined buffer and cap for the outcome period for investors who buy and hold through the entire duration of the outcome period.